RECEIVED

2007 SEP 18 A

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

SUPPL

September 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

07026712

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of September 13, 2007

- **LGY Acquisition LP Acquires 94.5% of Legacy Hotels REIT**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

9/19

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

LGY ACQUISITION LP ACQUIRES 94.5% OF LEGACY HOTELS REIT

For immediate release

Toronto, Ontario, September 13, 2007 – LGY Acquisition LP (the "Offeror") and Legacy Hotels Real Estate Investment Trust ("Legacy REIT") (TSX: LGY.UN) announced today that approximately 118.1 million trust units of Legacy REIT have been validly deposited to the Offeror's previously announced offer to acquire all Legacy REIT trust units not already owned by the Offeror for $12.60 cash per trust unit (the "Offer"). At the expiry time of the Offer, all conditions of the Offer had been satisfied or waived by the Offeror. The Offeror has agreed to take up and accept for payment all trust units deposited, which represent approximately 94.5% of the issued and outstanding trust units, before markets open on September 17, 2007 and expects to pay for all such units on September 18, 2007. The Offer expired at 8:00 p.m. (Toronto time) on September 13, 2007. The take-up of the trust units by the Offeror on September 17, 2007 will allow all depositing unitholders to receive the benefit of the *pro rata* distribution of $0.06882 per trust unit declared by Legacy REIT to holders of record as of September 14, 2007. As announced by Legacy REIT on September 5, 2007, that *pro rata* distribution will be paid on or about September 18, 2007.

Once the Offeror acquires the deposited units on September 18, 2007, it will own sufficient trust units to effect an amendment to the Declaration of Trust of Legacy REIT, as described in the Offer, which would permit it to cause Legacy REIT to redeem the trust units held by non-tendering Unitholders of Legacy REIT immediately on giving the appropriate redemption notice to such non-tendering Unitholders. The Offeror intends to effect such amendments, cause Legacy REIT to deliver the appropriate redemption notice and pay for such trust units on September 18, 2007.

About the Offeror

The Offeror is a limited partnership formed by InnVest Real Estate Investment Trust (TSX: INN.UN) and Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and an affiliate of Westmont Hospitality Management Limited).

About Legacy Hotels Real Estate Investment Trust

Legacy REIT is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy REIT's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy REIT's trust units trade on the Toronto Stock Exchange under the symbol LGY.UN.

About the Caisse de dépôt et placement du Québec and Cadim

The Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2006, it held $143.5 billion of net assets. One of the leading institutional fund managers in Canada, the Caisse invests in the main financial markets as well as in private equity and real estate. For more information: www.lacaisse.com.

Cadim, a division of the Caisse de dépôt et placement du Québec and a member of the Caisse's Real Estate Group, is a global real estate investment manager. Cadim invests in a diversified range of equity and financing products through a network of affiliates and prominent partners in the United States, Europe and Asia. Cadim is an opportunistic investor whose success relies on its capacity to close large-scale transactions and to take advantage of key leverage opportunities. As at December 31, 2006, total assets under management totalled $36.3 billion. For more information: www.lacaisse.com/cadim.

About Westmont Hospitality Group

Westmont is one of the largest private owners of hotels in the world, owning and/or managing over 400 hotels globally with operations in North America, Europe and Asia.

About InnVest Real Estate Investment Trust

InnVest Real Estate Investment Trust holds Canada's largest hotel portfolio together with an interest in Choice Hotels Canada Inc., the largest franchisor of hotels in Canada. The hotel portfolio currently comprises 136 hotel properties with over 15,000 guest rooms, operated under internationally recognized franchise brands. InnVest's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols INN.UN, INN.DB.A, INN.DB.B and INN.DB.C, respectively.

Contact Information

For Legacy:

Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

For Caisse de dépôt et placement du Québec:

Annie Vallières
Media Relations
Caisse de dépôt et placement du Québec
Tel: 514-847-5493
Email : avallieres@lacaisse.com

For InnVest REIT:

Kenny Gibson
President and Chief Executive Officer
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

Tamara Lawson
Chief Financial Officer and Secretary
Tel: 905-206-7100
Fax: 905-206-7114
Website: www.innvestreit.com

Legal Notice

This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) was made exclusively by means of, and subject to the terms and conditions set out in the offer and offering circular dated August 3, 2007, each delivered to Legacy REIT and filed with Canadian provincial securities regulators and mailed to Legacy REIT unitholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END

Dr. Karl-Thomas Neumann, Executive Board member responsible for the Automotive Systems division and technological development, stressed the role of Continental as integrated systems supplier: "We will be able to generate a huge driving force for customer-oriented innovations, especially in the mega-trends areas of safety, reduction of CO_2 emissions and infotainment. The technology exhibited at the IAA underscores the market opportunity for environmentally-friendly powertrain systems that address market demand for emission reductions and fuel economy improvements - in conventional gasoline and diesel engines, hybrid technology and ultra-energy-efficient battery systems. We can fulfill increasingly stringent consumption and emissions regulations around the globe as well as the wish of end users for safe, intelligent and dynamic vehicles that are also fun to drive," said Dr. Neumann.

The significant market demand for environmentally-friendly vehicles is just as great for active and passive safety systems: "Here too, increasingly comprehensive statutory regulations together with the demands of motorists worldwide will ensure growth in our core competence areas," Dr. Neumann stressed. "In recent years, European crash statistics have improved significantly, due to the development and use of seat belts, airbags and ESC. New active and passive safety systems when integrated with telematics are the next major step in further reducing deaths and injuries on our highways. In addition to the consumer's desire for safety, through integrated telematics we can also cater to their desire to integrate their portable devices, such as iPods into the car via interfaces from the world of PCs. This opens up the path for the devices we are familiar with today as well as for future products and developments."

Dr. Neumann also pointed out that the demand for affordable cars will experience double-digit growth worldwide in the next few years. "We will be dealing more intensively with the 'low-cost' car segment in markets such as China, India and Brazil. We refer to them as affordable cars, as that better represents the needs we are addressing. It is clearly a matter of using and demonstrating our technological expertise at both ends of the scale. Our products also must ensure high safety and comfort standards for affordable cars. 'Low-cost' should not be interpreted to mean 'low-tech' or 'inadequate safety' on the contrary!"

.../3

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. At present it has a worldwide workforce of around 89,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph.: +49 511 938-1485
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Further press releases and photos you can find on our Internet www.conti-online.com

END